Law Offices

                      STRADLEY RONON STEVENS & YOUNG, LLP


                           2600 One Commerce Square

                     Philadelphia, Pennsylvania 19103-7098

                                (215) 564-8000






MATTHEW R. DICLEMENTE
Direct Dial - 215.564.8173
mdiclemente@stradley.com


                               July 24, 2009


Christina L. DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549-4720

      RE: SEC STAFF ACCOUNTING COMMENTS TO THE FRANKLIN INVESTORS SECURITIES TRUST (FIST) AND FRANKLIN NEW YORK TAX-FREE TRUST'S (FNYTFT AND, TOGETHER WITH FIST, THE "REGISTRANTS") REGISTRATION STATEMENTS ON FORM N-14 IN CONNECTION WITH THE REORGANIZATIONS WITH CERTAIN HSBC FUNDS

Dear Ms. DiAngelo:

      Listed below are the responses of the Registrants to your comments received on July 10, 2009 on the FIST registration statement on Form N-14 filed on June 19, 2009 (the "FIST Registration Statement") and the FNYTFT registration statement on Form N-14 filed on June 19, 2009 (the "FNYTFT Registration Statement" and, together with the FIST Registration Statement, the "Registration Statements"). The comments you provided are in bold text and the Registrants' responses follow in plain text. Page references relate to the EDGAR version of the N-14 Registration Statement as filed for Franklin Investors Securities Trust. The capitalized terms used throughout this memo have the same meanings assigned to them in the Registration Statements unless otherwise defined.

COMMENT NO.     COMMENTS AND RESPONSES

     1.         TEXT:  Part C to Franklin New York Tax-Free Trust:  PWC
                Consent

                COMMENT: PLEASE PROVIDE THE CONSENT FROM PWC FOR FRANKLIN NEW YORK INTERMEDIATE TERM TAX-FREE INCOME FUND. THIS WILL REQUIRE YOU TO FILE A PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT ON FORM N-14 FOR FRANKLIN NEW YORK TAX-FREE TRUST.

                RESPONSE: The proper consent will be attached to Pre-Effective Amendment No. l to the FNYTFT
                Registration Statement.

     2.         TEXT:  Page 87 - "Financial Highlights" for Franklin Total
                Return Fund

                COMMENT:  ARE THESE FINANCIAL HIGHLIGHTS INTENDED
                TO INCORPORATE THE FINANCIAL HIGHLIGHTS AS OF
                4/30/09 FROM THE MOST RECENT SEMI-ANNUAL REPORT?
                IF SO, PLEASE UPDATE.

                RESPONSE: The financial highlights for the Franklin Total Return Fund in the FIST Registration Statement will be updated in Pre-Effective Amendment No. l to the FIST Registration Statement (together with Pre-Effective Amendment No. l to the FNYTFT Registration Statement, "PEA No. 1") to reflect the financial highlights as of 4/30/09 from the Franklin Total Return Fund's most recent semi-annual report to shareholders.

     3.         TEXT:  Fee and Capitalization Tables

                COMMENT: THE SEC'S VIEW IS THAT THE FEE TABLES (WITH CORRESPONDING CAPITALIZATION TABLES) SHOULD PROVIDE THE MOST LIKELY OUTCOMES AS WELL AS THE HIGHEST AND LOWEST POSSIBLE OUTCOMES IN TERMS OF EXPENSES. PLEASE PROVIDE SUCH OUTCOMES OR EXPLAIN WHY YOU HAVE NOT INCLUDED SUCH OUTCOMES.

                RESPONSE: Because the assets to be acquired constitute less than 10% of the total assets of the Franklin Total Return Fund, no pro forma combining financial statements have been included in the FIST Registration Statement. In completing the pro forma fee table, it was calculated that there would be no anticipated change to the Franklin Total Return Fund's total or net fund expenses as a result of the reorganizations and therefore the fee table included in the FIST Registration Statement presents the most likely outcome as well as the highest and lowest outcomes. As a result, only one pro forma capitalization table was prepared. In addition, none of the proposed reorganizations, individually or in the aggregate, had a material impact on Franklin Total Return Fund's capitalization.

     4. TEXT: Page 21- "AMUS does not believe that the differences in the valuation procedures of the Acquiring Funds and Target Funds would have any material impact on shareholder in connection with the organizations."

                COMMENT:  PLEASE PROVIDE THE PRICING DIFFERENCES
                AS OF A RECENT SPECIFIED DATE. IF THE DIFFERENCES ARE MATERIAL, PLEASE REFLECT SUCH DIFFERENCES IN THE ADJUSTMENTS COLUMN OF THE CAPITALIZATION TABLE.

                RESPONSE: The following table shows the pricing differences as of 6/30/2009:


                NAME OF FUND                     % MARKET VALUE
                                                    ADJUSTMENT

                HSBC Investor Core Plus Fixed
                       Income Fund                    0.06%

                HSBC Investor Intermediate
                       Duration Fixed Income
                       Fund                           0.05%

                HSBC Investor New York
                       Tax-Free Bond Fund            -0.23%

     5. TEXT: Page 16 - "Orderly Reorganization of the Target Funds" COMMENT: YOU NOTE THAT... "IT IS NOT ANTICIPATED THAT THE SALE OF SUCH SECURITIES PRIOR TO THE REORGANIZATION WILL RESULT IN ANY MATERIAL AMOUNTS OF CAPITAL GAINS TO BE DISTRIBUTED TO SHAREHOLDERS
                BY SUCH FUNDS." PLEASE RECALCULATE AS OF A MORE
                RECENT DATE TO SHOW THAT THE DISTRIBUTED CAPITAL
                GAINS REMAIN NONMATERIAL.

                RESPONSE: The Registrants have confirmed that the sales of securities designated for sale prior to the merger would result in capital losses if sold on July 3, 2009 at the closing prices provided by the Target Funds' pricing service provider on that date.

      6. TEXT: Page 15 - "Who Bears the Expenses Associated with the Reorganization?"

                COMMENT: INCLUDE AN ESTIMATE OF THE TOTAL COST OF EACH REORGANIZATION EVEN IF BORNE BY PARTIES OTHER THAN THE FUNDS.

                RESPONSE:  Franklin Advisers, Inc. and AMUS have
                --------
                agreed to bear, or arrange for an entity under common ownership to bear, expenses incurred in connection with each Reorganization. As discussed orally with you on July 20, 2009, Franklin Advisers, Inc. and AMUS believe that it would put them at a competitive disadvantage with respect to negotiating the expenses that each entity would be willing to pay in future reorganizations if they were to disclose the amount of the Reorganization expenses. Accordingly, Franklin Advisers, Inc. and AMUS intend not to include an estimate of the total cost of the Reorganizations but will add, where applicable, disclosure regarding the types of expenses that will be borne by Franklin Advisers, Inc. and AMUS in connection with the Reorganization.

      7.        TEXT:  Page 77 - Capitalization Table

                COMMENT: BECAUSE PRO FORMA FINANCIALS ARE NOT INCLUDED FOR FRANKLIN TOTAL RETURN FUND, PLEASE UPDATE THE CAPITALIZATION TABLE FOR THE FRANKLIN TOTAL RETURN FUND TO BE AS OF A DATE WITHIN 30 DAYS OF THE FILING DATE.

                RESPONSE: The capitalization table for the Franklin Total Return Fund will be updated in Pre-Effective Amendment No. l to the FIST
                Registration Statement to be as of May 29, 2009, which is within 30 days of the initial filing date of June 19, 2009.

      8.        TEXT:  Page 77 - Capitalization Table

                COMMENT: PLEASE SHOW THE TOTAL CAPITALIZATION OF ALL CLASSES (INCLUDING B AND R) OF EACH ACQUIRING FUND IN THE CAPITALIZATION TABLE. THIS MAY BE SHOWN WITHIN THE TABLE OR BY A FOOTNOTE TO THE TABLE. THIS WILL PERMIT SHAREHOLDERS OF THE TARGET FUNDS TO HAVE COMPLETE INFORMATION ABOUT THE ACQUIRING FUNDS.

                RESPONSE: The capitalization table has been revised to include all classes of the Acquiring
                Funds. The revised capitalization table will be included in PEA No. 1.

      9.        TEXT:  Page 77 - Capitalization Table

                COMMENT:  THE CAPITALIZATION TABLE FOR THE
                FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE
                INCOME FUND SHOULD MIRROR THE STATEMENT OF ASSETS AND LIABILITIES IN THE PRO FORMA FINANCIALS. PLEASE MODIFY THE CAPITALIZATION TABLE ACCORDINGLY (BY ADDING SHARE ADJUSTMENT, FOR EXAMPLE).

                RESPONSE: The capitalization table has been reformatted to mirror the capitalization information included in the Statement of Assets and Liabilities in the Pro Forma Financials. The revised capitalization table will be included in PEA No. 1.

      10.       TEXT:  Appendix I - Pro Forma Financial Statements

                COMMENT:  REMOVE DUPLICATIVE CAPITALIZATION
                SCHEDULE IN THE PRO FORMA FINANCIALS.

                RESPONSE: The duplicative capitalization schedule will be removed from the Pro Forma Financials and reflected in Pre-Effective Amendment No. 1 to the FNYTFT Registration Statement.

      11.       TEXT:  Appendix I - Pro Forma Financial Statements

                COMMENT: IN THE CAPITALIZATION SCHEDULE UNDER "FRANKLIN NEW YORK INTERMEDIATE--TERM TAX-FREE INCOME FUND AFTER TRANSACTION," PLEASE REVIEW THE NUMBERS UNDER "SHARES OUTSTANDING FOR ALL CLASSES." THERE APPEARS TO BE ONE SHARE DIFFERENCE FROM THE INFORMATION PROVIDED IN THE FINANCIAL HIGHLIGHTS (36,929,017 SHOULD BE 36,929,018).

                RESPONSE: The one share difference between the capitalization schedule and the Financial
                Highlights has been corrected and will be reflected in Pre-Effective Amendment No. 1 to the FNYTFT Registration Statement.

      12.       TEXT:  Appendix I - Pro Forma Financial Statements

                COMMENT: IDENTIFY THE SECURITIES TO BE SOLD PRIOR TO THE REORGANIZATION IN THE PRO FORMA STATEMENT
                OF INVESTMENTS.

                RESPONSE: As discussed with you on July 20, 2009, Franklin Advisors, Inc. and AMUS believe that disclosure of the identity of the specific securities to be sold prior to the reorganization may violate the Target Funds' portfolio holdings disclosure policy. Franklin Advisors, Inc. and AMUS further believe that such disclosure may disadvantage the HSBC Investor New York Tax-Free Bond Fund and the corresponding Acquiring Fund by alerting the market to pending securities sales, which could impact the HSBC Investor New York Tax-Free Bond Fund's ability to achieve best price and execution. Accordingly, FNYTFT does not intend to specifically identify the HSBC Investor New York Tax-Free Bond Fund portfolio securities to be sold prior to the reorganization in the Pro Forma Statement of Investments. The Registrant confirms, however, that the proxy statement includes both the estimated percentage of HSBC Investor New York Tax-Free Bond Fund's assets that will be sold prior to the reorganization as well as an estimate of the transactions costs expected to be incurred in connection with such sales.

      13.       TEXT:  Appendix I - Notes to Pro Forma Combining
                Statements

                COMMENT:  PLEASE PROVIDE THE REQUIRED FAS 157
                DISCLOSURE.

                RESPONSE: FAS 157 disclosure will be added to the Notes to Pro Forma Combining Statements and reflected in Pre-Effective Amendment No. 1 to the FNYTFT Registration Statement.

      14.       TEXT:  Appendix I - Notes to Pro Forma Combining
                Statements

                COMMENT:  PLEASE PROVIDE DISCLOSURE STATING THE
                ESTIMATED COSTS OF THE REORGANIZATIONS AND THAT
                SUCH COSTS WILL BE BORNE BY THE MANAGERS.

                RESPONSE: Disclosure will be added to the Notes to Pro Forma Combining Statements stating that Franklin Advisers, Inc. and AMUS have agreed to bear, or arrange for an entity under common ownership to bear, expenses incurred in connection with each Reorganization. For the reasons set forth in response to Comment # 6 above, the estimated costs of the Reorganizations will not be added.

      15.       TEXT:  Appendix I - Pro Forma Combining Statement of
                Operations

                COMMENT:  PLEASE BE MORE DETAILED IN FOOTNOTE (A)
                TO THE STATEMENT OF OPERATIONS. FOOTNOTE (A) DOES NOT EXPLAIN THE MANAGEMENT FEE INCREASE THAT HSBC
                SHAREHOLDERS WILL EXPERIENCE.

                RESPONSE:  Footnote (a) to the Statement of
                Operations will be modified to disclose the increase in management fees and reflected in Pre-Effective Amendment No. 1 to the FNYTFT Registration Statement.

       16.      TEXT:  Appendix I - Pro Forma Combining Statement of
                Operations

                COMMENT:  THE STATEMENT OF OPERATIONS IN THE
                SHAREHOLDER REPORTS FOR HSBC INVESTOR NEW YORK TAX-FREE BOND FUND HAVE A SEPARATE LINE ITEM FOR A SHAREHOLDER SERVICING FEE, YET THE PRO FORMA COMBINING STATEMENT OF OPERATIONS DOES NOT INCLUDE SUCH LINE ITEM. PLEASE ADVISE EITHER WHERE THE PRE-REORGANIZATION SHAREHOLDER SERVICING FEE FOR THE HSBC INVESTOR NEW YORK TAX-FREE BOND FUND IS INCLUDED IN THE PRO FORMA STATEMENT OF OPERATIONS OR WHY IT WAS NOT SO INCLUDED.

                RESPONSE: The pre-reorganization shareholder servicing fee for the HSBC Investor New York Tax-Free Bond Fund is included in the transfer agency fee line item in the Pro Forma Combining Statement of Operations.

       17. TEXT: Page 40 - Fee Table - Annual Fund Operating Expenses for Franklin Total Return Fund

                COMMENT:  PLEASE EXPLAIN THE DIFFERENCE IN THE
                EXPENSE RATIOS IN THE N-14 FEE TABLES AND THE
                EXPENSE RATIOS AS DISCLOSED IN THE MOST RECENT
                AUDITED FINANCIAL HIGHLIGHTS:

                -----------------------------------------------------
                     FUND              RATIO     N-14 FEE  AUDITED
                                                 TABLE     FH RATIO
                                                   RATIO
                -----------------------------------------------------
                Franklin Total    Gross            1.04%     1.01%
                Return Fund-      Expenses-
                Class A           excluding AFFE
                -----------------------------------------------------
                Franklin Total    Gross            1.44%     1.41%
                Return Fund-      Expenses-
                Class C           excluding AFFE
                -----------------------------------------------------
                Franklin Total    Gross             .79%      .76%
                Return Fund-      Expenses-
                Class I           excluding AFFE
                -----------------------------------------------------
                HSBC Core Plus    Gross             2.21%     2.19%
                Fixed Income-
                Class B
                -----------------------------------------------------
                HSBC Core Plus    Gross             2.21%     2.22%
                Fixed Income-
                Class C
                HSBC              Gross             1.76%     1.78%
                Intermediate
                Duration- Class A
                -----------------------------------------------------

                RESPONSE: The difference between the Franklin Total Return Fund expense ratio in the Financial Highlights and the N-14 Registration Statement fee tables is due to the acquired fund fees and expenses. The management fees shown in the N-14 Registration Statement expense table are shown at the gross contractual rate of 35 basis points. However, in the Financial Highlights the management fees have been reduced by the acquired fund fees and expenses to 32 basis points. "Acquired fund fees" is also shown as a separate line item in the N-14 and then reduced in the waiver line item resulting in a net expense line item that reflects the acquired fund fees and expenses in the N-14 Registration Statement, but not in the Financial Highlights. Below is a breakout showing the differences between the Financial Highlights ("FH") and N-14 Registration Statement expense ratios. Acquired fund fees and expenses are abbreviated as "AFFE."

                         FH    N-14
                Mgt Fees.32    .35   FH shows net of acquired fund
                                     fees
                12b-l   .25    .25
                Other   .44    .44
                AFFE    .00    .03   Required prospectus disclosure,
                                     waived and footnoted

                Gross  1.01   1.07
                Waiver (.16)  (.19)
                Net     .85    .88  Net ratio reflects AFFE

                The gross expense ratios included in the N-14 fee table for the HSBC Investor Funds noted above are those previously included in the applicable Prospectus dated February 27, 2009. The gross expense ratios included in the Prospectus were adjusted from the gross expense ratios included in the October 31, 2008 financial highlights to reflect the difference in the maximum contractual amounts that could be charged for class specific expenses as compared to the largest share class (I shares) of the fund as included in the same Prospectus fee table.

     18.        TEXT:  Page 69 - Fee Table -Annual Fund Operating
                Expensesfor Franklin New York Intermediate-Term
                Tax-Free Income Fund

                COMMENT: IS FOOTNOTE (2) APPLICABLE GIVEN THAT NUMBERS APPEAR IN THE FINANCIAL HIGHLIGHTS? [FOOTNOTE (2) STATES: THE FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND BEGAN OFFERING ADVISOR CLASS SHARES ON DECEMBER 1,
                2008. TOTAL ANNUAL FUND EXPENSES ARE BASED ON THE EXPENSES OF THE FUND'S CLASS A SHARES FOR THE FISCAL YEAR ENDED SEPTEMBER 30,2008.]

                RESPONSE: The footnote disclosure is consistent with the requirements of Form N- 1 A. Instruction 6 to Item 3 of Form N-l A defines a "New Fund" as "a Fund that does not include in Form N-l A financial statements reporting operating results or that includes financial statements for the Fund's initial fiscal year reporting operating results for a period of 6 months or less." The financial highlights in the FNYTFT Registration Statement include figures for Advisor Class shares of the Franklin New York Intermediate Term Tax-Free Income Fund for the period from December 1, 2008 to March 31,2009. Because this period is less than six months, the Advisor Class shares of the Franklin New York Intermediate Term Tax-Free Income Fund are considered a "new fund" as defined in Instruction 6 to Item 3 of Form N-l A. Instruction 6 to Item 3 of Form N-l A requires that "new funds" disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year.

     19. TEXT: Page 66 - "The Annual Fund Operating Expenses shown in the table below represent expenses for the 12 months ended October 31, 2008 and September 30, 2008 for the HSBC Investor New York Tax-Free Bond Fund and Franklin New York Intermediate-Term Tax-Free Income Fund, respectively, and those projected for the Franklin New York Intermediate-Term Tax-Free Income Fund on a PRO FORMA basis after giving effect to the proposed Reorganization, and are based on PRO FORMA combined net assets as if the transaction had occurred on March 31,2009. The expense table information provided for the period prior to the transaction is based on the most recent prospectuses of the HSBC Investor New York
                Tax-Free Bond and Franklin New York
                Intermediate-Term Tax-Free Income Funds, while the pro forma information is based on the 12 month period ended September 30, 2008."

                COMMENT: CONSIDER LEAVING PRO FORMA INFORMATION TO BE AS OF THE ACQUIRING FUND'S FISCAL YEAR END (9/30/08), OR RESTATE ALL INFORMATION AS OF 3/31/09. THE SEC HAS ALLOWED THE RESTATEMENT OF FEE TABLES IN REGISTRATION STATEMENTS ON FORM N-14 ONLY IF THE FUND HAS EXPERIENCED A SIGNIFICANT DROP IN ASSETS THAT MATERIALLY AFFECTED THE FEE TABLE IN ITS LAST ANNUAL FINANCIAL STATEMENTS.

                RESPONSE: The pro forma fee table information and expense example will be revised to be as of the Acquiring Fund's fiscal year end (9/30/08) and reflected in PEA No. 1.

     20.        TEXT:  Page 16 - "General Limitations on Capital Losses"

                COMMENT:  PLEASE EXPLAIN WHY THE UNREALIZED
                APPRECIATION (DEPRECIATION) AT 4/30/09 FOR TARGET FUNDS IS CALCULATED ON A BOOK BASIS, AND THE UNREALIZED APPRECIATION (DEPRECIATION) AT 3/31/09 FOR ACQUIRING FUND IS CALCULATED ON A TAX BASIS AS INDICATED IN THE CHART BELOW.

                -------------------------------------------------------------
                                       FUND         PER N-14      PER FS
                -------------------------------------------------------------
                Capital Loss     Franklin Total   ($44,803,103) ($44,856,089)
                Carryovers       Return
                -------------------------------------------------------------
                Realized         HSBC Core Plus      ($915,623)    ($915,868)
                Capital Gain     Fixed Income
                (Loss) on a      Fund
                book basis at
                4/30/09
                -------------------------------------------------------------
                                 HSBC Core Plus    ($1,417,616)  ($1,418,786)
                                 Fixed Income
                                 Fund (Advisor)
                -------------------------------------------------------------
                                 HSBC                  ($4,602)      ($4,996)
                                 Intermediate
                                 Duration
                                 Fixed Income
                                 Fund
                -------------------------------------------------------------
                Net Assets at    HSBC Core          $8,864,585    $8,895,406
                4/30/09          Plus Fixed
                                 Income Fund
                -------------------------------------------------------------
                                 HSBC Core         $47,375,293   $47,535,425
                                 Plus Fixed
                                 Income Fund
                                 (Advisor)
                -------------------------------------------------------------
                                 HSBC              $12,328,901   $12,350,321
                                 Intermediate
                                 Duration
                                 Fixed Income
                                 Fund
                -------------------------------------------------------------
                                 HSBC New York     $42,511,462   $42,562,761
                                 Intermediate-Term
                                 Tax-Free Fund
                -------------------------------------------------------------
                Unrealized       Franklin New       $2,153,063    $2,114,354
                appreciation     York
                (depreciation)   Intermediate-Term
                at 4/30/09 for   Tax-Free Fund
                Target Funds on
                a book basis
                and 3/31/09 for
                Acquiring Fund
                on a tax basis
                -------------------------------------------------------------

                RESPONSE:  The unrealized appreciation
                (depreciation) at 4/30/09 for Target Funds was calculated on a book basis because tax basis numbers were unavailable at the time of filing of the Registration Statements. The tax basis numbers are now available and will be included as referenced in PEA No. 1.

      21. TEXT: Page 56 - Annual Fund Operating Expenses for HSBC Intermediate Duration Fixed Income Fund

                COMMENT:  WE NOTED THAT THE GROSS EXPENSE RATIO
                FOR THE HSBC INTERMEDIATE DURATION FIXED INCOME
                FUND, CLASS C DROPPED TO 1.6% AT 4/30/09.  WHAT
                CAUSED THIS SIGNIFICANT DROP?

                RESPONSE: The change was due to an expense adjustment made for budgeted to actual expenses. At the time of the expense adjustment, the net assets of the class had significantly decreased which caused a larger basis point impact.



      In connection with the responses to the comments above, each Registrant acknowledges the following:

        o that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

        o that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

        o that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please do not hesitate to contact me at 215.564.8173 if you have any questions on these responses.


                               Very truly yours,

                               /s/ Matthew DiClemente